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Exhibit 12(b)

Aon Corporation and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Dividends

	Six Months Ended June 30,		Years Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
		(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
	(millions except ratios)
Income before provision for income taxes and minority interest	$287	$112	$309	$854	$635	$931	$542
Add back fixed charges:
Interest on indebtedness	59	67	127	140	105	87	70
Interest credited on investment-type insurance contracts	21	30	56	71	77	72	45
Interest on ESOP	—	—	—	—	1	2	3
Portion of rents representative of interest factor	28	27	57	54	49	51	44

Income as adjusted	$395	$236	$549	$1,119	$867	$1,143	$704

Fixed charges and preferred stock dividends:
Interest on indebtedness	$59	$67	$127	$140	$105	$87	$70
Preferred stock dividends	35	35	70	70	70	70	82

Interest and dividends	94	102	197	210	175	157	152
Interest credited on investment-type insurance contracts	21	30	56	71	77	72	45
Interest on ESOP	—	—	—	—	1	2	3
Portion of rents representative of interest factor	28	27	57	54	49	51	44

Total fixed charges and preferred stock dividends	$143	$159	$310	$335	$302	$282	$244

Ratio of earnings to combined fixed charges and preferred stock dividends(1)	2.8	1.5	1.8	3.3	2.9	4.1	2.9

(1)
Included in total fixed charges and preferred stock dividends are $33 million for the six months ended June 30, 2002 and 2001, $66 million for the years ended December 31, 2001, 2000, 1999 and 1998, and $64 million for the year ended December 31, 1997, of pretax distributions on the 8.205% mandatorily redeemable preferred capital securities which are classified as "minority interest" on the condensed consolidated statements of income.

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Aon Corporation and Consolidated Subsidiaries Combined With Unconsolidated Subsidiaries Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends